

Mail Stop: 3561

November 9, 2016

Via E-Mail
Mr. Colin Shannon
Chief Executive Officer
PRA Health Sciences, Inc.
4130 ParkLake Avenue
Suite 400
Raleigh, NC 27612

> **Re: PRA Health Sciences, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Response Dated October 31, 2016**
> **File No. 001-36732**

Dear Mr. Shannon:

We have reviewed your October 31, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our reference to prior comments are to comments in our October 27, 2016 letter.

Form 10-K for the Year Ended December 31, 2015

Financial Statements

(2) Significant Accounting Policies

Reportable Segments, page 85

1. We acknowledge your response to prior comment 1 and your believe that the Early Development Services, Product Registration Services, and Strategic Solutions business units are similar services. Your detailed disclosure of each business unit on page 8 through 13 of your Form 10-K appears to show significant differences in these services

and it is unclear how you have come to your conclusion. Please provide us with a more fulsome analysis supporting your conclusion and address the following:

a. You appear to have a relatively narrow service line. Tell us how you considered this in your analysis.
b. Further explain to us the similarities and the differences between the services provided in each business unit.
c. The business units appear to cover different services in the clinical development spectrum. Tell us why you believe the testing services performed in Phase 1 trials in your Early Development Services unit are similar to those performed in Phase III trials in your Product Registration Services unit.
d. You state that the customers of each business unit are similar in that they are in the biotechnology and pharmaceutical industry. Tell us why you believe that these customers are similar. For instance, how is a biotech company with limited revenues similar to a large pharmaceutical company.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3651 if you have any questions.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining